Press relea[se]

Skandia

12 March 2003

Livförsäkringsaktiebolaget
Skandia (publ)
103 50 Stockholm, Sweden

Telephone +46-8-788 1000
Telefax +46-8-788 2525
http://www.skandia.se

Visiting adress:
Sveavägen 44

Independent panel to examine relations between Skandia Liv and Skandia

Skandia Liv's board has decided to appoint an independent investigative panel to examine business dealings and thereby elucidate the working relationship between Skandia Liv, with its responsibility to the life assurance policyholders, and its parent company Skandia, with its responsibility to the shareholders.

The decision comes in response to criticism expressed in the mass media, which has sparked discussion concerning whether business dealings in Skandia Liv and between Skandia and its subsidiary Skandia Liv have been carried out properly or been detrimental to Skandia Liv and its policyholders. The investigative panel will therefore be assigned with the task of examining these business dealings and whether they have been conducted in a manner that is in conflict with applicable legislation or is in some other way detrimental to Skandia Liv. The panel is also being give the opportunity to propose improvements that could prevent uncertainty concerning these matters in the future.

Skandia Liv's board is of the opinion that it is essential that an examination of this type is carried out by external, independent persons with a high degree of integrity and competence, even though these business dealings have been previously examined without remark by Skandia Liv's or Skandia's auditors, or the Swedish Financial Supervisory Authority.

Skandia Liv's board has decided that the investigative panel will consist of *Jan Ramberg*, Professor Emeritus, *Ulla Nordin Buisman*, Authorized Public Accountant, and *Lennart Låftman*, B.Sc. Econ.

The panel will examine how the relations between Skandia Liv and Skandia have been handled, and in particular the transactions that have been covered by the media or have in some other way been of a sensitive nature. The panel will also have the opportunity to examine other matters that it finds sensitive or important to examine for some other reason.
If the panel finds reason, it should also provide more general instructions on how the relations between Skandia Liv and Skandia should be formulated in order to avoid criticism in the future.

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Skandia

The panel's work will be concluded with a written report to Skandia Liv's board. The panel's conclusions will be announced publicly.

Comments by *Lars Eric Ericsson*, Chairman of the Board of Skandia Liv:

The decision to appoint an independent panel is the second step in an action programme aimed at boosting confidence in Skandia Liv.

Skandia Liv is not a mutual company, but it is run on a mutual basis. This means that all surpluses generated by the life assurance operations shall be returned to the policyholders in the form of bonuses. It was to distinguish this special position of the life company in the Skandia group that I was appointed as independent chairman at the Annual General Meeting last June. A majority of the life company's directors are now have an independent position with respect to Skandia.

The many occurrences that Skandia Liv has been criticized for also apply for other Swedish life insurance companies. Three weeks ago I referred to this in a petition to the government to arrange for a *review of the entire life assurance industry* in order to safeguard confidence in long-term life assurance and pension savings.

By the appointment of this investigative panel, which will look into the relations between Skandia and Skandia Liv, we are now taking the second step in an action programme of confidence-building measures.

A third step is the decision by Skandia Liv's board to adopt *stricter principles for appropriating apartments* for the real estate company Diligentia, which is owned by Skandia Liv. The new guidelines entail, among other things, that persons related to Skandia employees cannot obtain apartments through Diligentia. In other respects, a restrictive approach should be taken in the awarding of apartments for Skandia employees.

A fourth step in our action programme is to *add further external expertise to the Board.*

As a fifth step in our action programme, further improvements will be made in Skandia Liv's *information to its policyholders.* Among other things, all savers in Skandia Liv will be invited to customer meetings, which will be held at numerous locations around the country later this year.

For further information, please contact:
Lars Eric Ericsson, Chairman, Skandia Liv, tel. +46-70-328 90 10